January 27, 2010

ATTORNEYS AT LAW

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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
068916-0101

Via EDGAR System

Ms. Christina DiAngelo
Mr. Vince DiStefano
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Leuthold Funds, Inc. (File Nos. 033-96634 and 811-09094) Registration Statement on Form N-14 (No. 333-164062) Filed December 29, 2009

Ladies and Gentlemen:

On behalf of our client, Leuthold Funds, Inc. and two of its series, the Leuthold Select Equities Fund and the Leuthold Select Industries Fund (collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statement referenced above (the “Registration Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.

General Comment

1.       In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
•

Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Boston Brussels CHICAGO Detroit JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.	MILW_9736755.1

January 27, 2010

2.       When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:  Where applicable, the Funds will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

Registration Statement

3.       Supplementally, please explain why no shareholder vote is required in connection with the merger of the Leuthold Select Equities Fund into the Leuthold Select Industries Fund.

Response:  Leuthold Funds, Inc. is a Maryland corporation, and, under Maryland law, no shareholder vote is required in connection with the merger.  The Maryland General Corporation Law, specifically Section 3-104(a)(5), states that “the approval of the stockholders and articles of transfer . . . are not required for any . . . [t]ransfer of assets by a corporation registered as an open-end investment company under the Investment Company Act of 1940.”  In addition, no shareholder vote is required by Rule 17a-8 under the Investment Company Act of 1940 because the Funds have virtually identical investment advisory contracts, the same disinterested directors, identical fundamental investment policies, and the Leuthold Select Industries Fund does not have any distribution fees authorized to be paid pursuant to a Rule 12b-1 plan that are greater than any such fees authorized to be paid by the Leuthold Select Equities Fund, as the Leuthold Select Industries Fund has not entered into a Rule 12b-1 plan.

4.       Supplementally, please provide the accounting survivor analysis concluding that the Leuthold Select Industries Fund is the accounting survivor.

Response:  Provided below is the accounting survivor analysis concluding that the Leuthold Select Industries Fund is the accounting survivor:

“The following is an analysis regarding the accounting survivor.  The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”).  The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject.  The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: The primary factor in determining the accounting survivor is the surviving portfolio management.  In the case of Select Equities and Select Industries, the merged portfolio will be managed by the Select Industries’ portfolio managers and will be run in accordance with the Select Industries quantitative model.

January 27, 2010

Portfolio Composition: Following the acquisition of Select Equities by Select Industries, the portfolio will be rebalanced, in the ordinary course, in accordance with the Select Industries quantitative model that is in effect at that time.

Investment Objectives, Policies and Restrictions: As stated earlier, the investment objective of the two funds is the same - both funds seek capital appreciation by investing substantially all of their assets in equity securities.  The strategy for achieving this objective differs between the funds, and Select Industries’ strategy of quantitative group analysis will be used going forward for the merged portfolio.

Expense Structure: In the September 30, 2009 Annual Report, the ratio of expenses to average net assets (before expense reimbursement or recovery) was 1.38% for Select Industries and 1.89% for Select Equities.  Select Industries has an expense cap of 1.60%, while Select Equities has an expense cap of 1.85%.  Both funds have a management fee of 1.00%.  The Select Industries expense structure will be used post merger.

Asset Size:  As of December 31, 2009, Select Industries had total net assets of $53,737,743.78, while Select Equities had total net assets of $10,054,999.17.

. . .

Conclusion

In conclusion, following the Reorganizations, Select Industries will be the accounting . . . survivor of the merger of Select Equities into Select Industries.”

5.       Supplementally, please confirm that the Leuthold Funds prospectus will accompany the Form N-14 prospectus when it is mailed to shareholders.

Response:  The Funds confirm that, to the extent the Form N-14 prospectus incorporates the Leuthold Funds prospectus by reference, the Leuthold Funds prospectus will accompany the Form N-14 prospectus when it is mailed to shareholders.

6.       Since the draft Form N-14 prospectus incorporates by reference documents that have not yet been filed with the Commission , please file a pre-effective amendment to the Registration Statement that contains delaying amendment language.

Response:  The Funds will file a pre-effective amendment to the Registration Statement that contains delaying amendment language.

January 27, 2010

7.       We note that you have indicated that a significant portion of the assets of the Leuthold Select Equities Fund may be sold in connection with the acquisition.  Please disclose the percentage of portfolio securities that would have been sold, in the ordinary course as part of the Leuthold Select Industries Fund’s normal rebalancing, assuming the acquisition had occurred as of a prior date, along with the estimated trading costs and capital gains distributions that would have resulted from such dispositions.

Response:  The Funds will revise the disclosure as requested.  Specifically, the Funds will add the following disclosure:

“In the ordinary course, the Select Industries Fund rebalances its portfolio on a monthly basis.  If the Acquisition had occurred as of December 31, 2009, and the Select Industries Fund had rebalanced its portfolio on the next business day, approximately 78% of the Select Equities Fund’s portfolio would have turned over, which would have resulted in approximate trading costs (including brokerage commissions, taxes, and custodian fees, but excluding market impact) of approximately $13,636.  No capital gain distributions would have been made to shareholders because the Select Equities Fund’s capital loss carryforward positions would have been used to offset such distributions.”

8.       We note that the expenses of the acquisition will be borne by the adviser.  Please add disclosure that indicates that the adviser will not cover the trading costs (including brokerage commissions, taxes, and custodian fees, but excluding market impact) that result from the Select Industries Fund rebalancing its portfolio in the ordinary course following the acquisition.

Response:  The Funds will revise the disclosure as requested.  Specifically, the Funds will add the following disclosure:

“The Adviser will not pay for the trading costs (including brokerage commissions, taxes, and custodian fees, but excluding market impact) that may result from the Select Industries Fund rebalancing its portfolio in the ordinary course following the Acquisition.”

9.       In the “I. Synopsis – C. Comparison of the Funds” section of the prospectus, please revise the discussion to more clearly identify the principal investment strategies of the Funds, while highlighting the differences between the strategies.

Response:  The Funds will revise the disclosure as requested.  Specifically, the Funds will revise the disclosure to read as follows:

“The investment objective of  each Fund is capital appreciation, but the Funds do have differing investment strategies.  As described more fully below, the Select Equities Fund’s holdings are chosen using a quantitative model that is designed to identify those equity securities that the Adviser expects are most likely to increase in price or outperform the market, while the Select Industries Fund uses a quantitative model that is designed to identify equity securities in those groups that are expected to have superior investment performance.  While the Funds have differing investment strategies, essentially all of the investments of the Select Equities Fund are within the screens of the Select Industries Fund so that they are eligible investments.  Indeed, approximately 25% of the portfolio of the Select Equities Fund is currently held by the Select Industries Fund.  Both Funds adjust their portfolios on a monthly basis, and it is expected that the Select Industries Fund portfolio will be adjusted shortly after the Acquisition in compliance with its regular practices.”

January 27, 2010

10.    In the “I. Synopsis – D. Federal Tax Consequences of the Proposed Reorganization” section of the prospectus, please correct the referenced capital loss carryforward positions to reflect the positions contained in the Funds’ annual report.

Response:  The Funds will revise the disclosure as requested.  Specifically, the Funds will revise the disclosure to read as follows:

“As of September 30, 2009, the Select Equities Fund has a capital loss carryforward position of $4,843,089, which may be used to offset capital gains generated by such sales.  The Select Industries Fund has a capital loss carryforward position of $1,593,984.”

11.    In the “II. Principal Risk Factors” section of the prospectus, please confirm that there are no differences in the Funds’ principal risk factors.  If there are differences, please disclose them.

Response:  The Funds confirm that there are no differences in their principal risk factors.

12.    In the “III. Comparison Fee Table and Example – A. Fee Table” section of the prospectus, please confirm that the 0.39% for Other Expenses in the prospectus versus the 0.38% in the Fund’s annual report is due to Acquired Fund Fees and Expenses that do not exceed 0.01% and rounding.  Otherwise, please supplementally explain the difference.  In footnote 4, please indicate that the waiver is contractual.  Also, please supplementally confirm that any recoverable fees currently in the Select Equities Fund will not be brought over as part of the acquisition.

Response:  The Funds confirm that the 0.39% for Other Expenses in the prospectus versus the 0.38% in the Fund’s annual report is due to Acquired Fund Fees and Expenses that do not exceed 0.01% and rounding, and that any recoverable fees currently in the Leuthold Select Equities Fund will not be brought over as part of the acquisition.  With respect to footnote 4, the Funds will revise the footnote to read as follows:

“The Fund’s investment adviser has contractually agreed to waive its advisory fee to the extent necessary to insure that Net Expenses (excluding Acquired Fund Fees and Expenses) do not exceed 1.85% of average daily net assets.  The investment adviser may recover waived fees in subsequent years.”

13.    In the “III. Comparison Fee Table and Example – B. Example” section of the prospectus, please revise the disclosure to indicate that the Example assumes the Funds’ expenses are equal to the net expenses shown in the fee table for the one-year period and total annual fund operating expenses thereafter.

Response:  The Funds will revise the disclosure as requested.  Specifically, the Funds will revise the disclosure to read as follows:

“The Examples are to help you compare the cost of investing in each Fund with the cost of investing in the combined Fund on a pro forma combined basis.  They assume that you invest $10,000 in a Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  They also assume that your investment has a 5% return each year, that a Fund’s expenses are equal to the net expenses shown in the fee table, if applicable, and total annual fund operating expenses for the remaining periods and that all dividends and distributions are reinvested.”

January 27, 2010

14.    With respect to the “IV. The Proposed Plan and Resulting Reorganization – Comparison of Shareholder Rights” section of the prospectus, please confirm that there are no differences in the rights of the Funds’ shareholders.  If there are differences, please disclose them.

Response:  The Funds confirm that there are no differences in the rights of the Funds’ shareholders.

15.    With respect to the “IV. The Proposed Plan and Resulting Reorganization – Capitalization” section of the prospectus, please add an adjustment column to the table.

Response:  The Funds will add an adjustments column to the table.

16.    With respect to the “Pro Forma Schedule of Investments,”  please add a footnote that indicates that essentially all of the investments of the Leuthold Select Equities Fund are eligible investments of the Leuthold Select Industries Fund.

Response:  The Funds will revise the disclosure as requested.  Specifically, the Funds will add the following footnote:

“(d) Essentially all of the investments of the Leuthold Select Equities Fund are eligible investments of the Leuthold Select Industries Fund.”

17.    With respect to Note 3 to the pro forma financials, please revise the discussion to make it clear that the waiver is contractual and that it excludes acquired fund fees and expenses.

Response:  The Funds will revise the disclosure as requested.  Specifically, the Funds revise the disclosure as follows:

“The Adviser has contractually agreed to waive its advisory fee and/or reimburse the Funds’ other expenses, including organization expenses, to the extent necessary to ensure that the Funds’ total operating expenses (exclusive of interest, taxes, brokerage commissions, dividends and interest on short positions, acquired fund fees and expenses, and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items) do not exceed the following rates, based on each Fund’s average daily net assets: . . . .”

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer

Enclosures

cc:	Roger Peters (w/ enclosures)
Leuthold Funds, Inc.
Richard Teigen (w/ enclosures)
Foley & Lardner LLP